FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: December, 2015	Commission File Number: 001-13354

BANK OF MONTREAL

(Name of Registrant)

100 King Street West
1 First Canadian Place	129 rue Saint-Jacques
Toronto, Ontario	Montreal, Quebec
Canada, M5X 1A1	Canada, H2Y 1L6

(Executive Offices)	(Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statements of the registrant on file with and declared effective by the SEC:

1.	Registration Statement – Form F-3 – File No. 333-196387

2.	Registration Statement – Form F-3 – File No. 33-96354

3.	Registration Statement – Form F-3 – File No. 333-189814

4.	Registration Statement – Form S-8 – File No. 333-191591

5.	Registration Statement – Form S-8 – File No. 333-182644

6.	Registration Statement – Form S-8 – File No. 333-180968

7.	Registration Statement – Form S-8 – File No. 333-177579

8.	Registration Statement – Form S-8 – File No. 333-177568

9.	Registration Statement – Form S-8 – File No. 333-176479

10.	Registration Statement – Form S-8 – File No. 333-175413

11.	Registration Statement – Form S-8 – File No. 333-175412

12.	Registration Statement – Form S-8 – File No. 333-113096

13.	Registration Statement – Form S-8 – File No. 333-14260

14.	Registration Statement – Form S-8 – File No. 33-92112

15.	Registration Statement – Form S-8 – File No. 333-207739

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

By:	/s/ Thomas E. Flynn
Name:	Thomas E. Flynn
Title:	Chief Financial Officer

By:	/s/ Barbara M. Muir
Name:	Barbara M. Muir
Title:	Corporate Secretary

Date: December 1, 2015

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Consolidated Ratios of Earning to Fixed Charges and Preferred Dividends

99.2	Computation of Consolidated Ratios of Earnings to Fixed Charges

99.3	Consolidated Capitalization of Bank of Montreal